 FILED VIA EDGAR

August 23, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Cutler Trust File No. 811-07242

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for The Cutler Trust ("Trust") under Exhibit 99-1.

Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, on August 23, 2011 approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

Premiums for the Bond have been paid for the period beginning June 30, 2011 to June 30, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary